NYSE-AMEX, TSX Symbol: NG
News Release

NovaGold Files Donlin Gold Feasibility Study Technical Report

All figures are in US dollars except where noted and shown on a 100% Project basis, of which NovaGold and Barrick each hold a 50% interest.

January 12, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) has filed a National Instrument 43-101 technical report regarding the second Feasibility Study update (“Study”) on its 50%-owned Donlin Gold Project (“Donlin Gold” or the “Project”) located in southwestern Alaska. A summary of the technical report was announced on December 5, 2011. The Study was compiled by AMEC Americas Ltd. (“AMEC”) for Donlin Gold LLC which is owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The technical report has been filed on EDGAR, SEDAR and NovaGold’s website.

Large and High-Grade Gold Project Located in Geopolitically Stable Alaska

Donlin Gold’s world-class status is defined by the combination of five characteristics: the exceptional reserve size and production capability, high grades for large-scale open-pit mining, significant exploration upside and location in a favorable jurisdiction. Having been confirmed to rank in the top 1% known global gold deposits in terms of size, Donlin Gold is also the largest development-stage pure-gold asset and boasts the second highest open-pit gold grade among its peer group1. NovaGold believes there is significant upside potential for reserve growth at Donlin Gold. Of critical importance, during an era of resource nationalism and asset scarcity, Donlin Gold’s North American location provides a sound and safe jurisdiction for the operation of a large, long-lived gold mine. Once Donlin Gold Board approval is obtained, NovaGold anticipates moving forward with permitting as the next step towards making this world-class mine a reality.

Highlights of the Feasibility Study include:

Proven and Probable Mineral Reserves estimated at 33.8 million ounces of gold, representing a 16% increase compared to the April 2009 feasibility study
27-year mine life assessed on the basis of 53,500 tonne-per-day throughput for a year- round operation, an increase of six years compared to the April 2009 feasibility study
First full five years:
1.46 million ounces of annual gold production
Cash costs of $409/oz
Life of mine:
1.13 million ounces of annual gold production
Cash costs of $585/oz

____________________
1 Peer group includes exploration-/development-stage open-pit properties with more than 10 Mozs contained gold in P&P and M&I categories, where 75% or more of the project value is derived from in-situ gold resource.

Increased Confidence and Robust Economics Leveraged to the Gold Price

The Donlin Gold Feasibility Study is an update of the 2009 Feasibility Study. The capital cost of $6.7 billion, which was approximately $300 million lower than the guidance provided in September 2011, now includes the construction of a 500-kilometer natural gas pipeline that, at a cost of approximately $1 billion, which would deliver natural gas from the Cook Inlet to the mine site, and $984 million of contingencies. The change to utilizing natural gas was previously described as an upside case for the updated feasibility study. Its confirmation of viability is indeed an important modification that is believed to improve numerous project parameters including lowering operating costs; improving environmental management and social infrastructure; providing flexibility for future operational modifications; and facilitating potential increases in the scale of operations in this geologically prospective district. The Company believes that the long-life nature of the Donlin Gold Project offers the potential to lower the capital expenditures through long-term off-take with third-party providers, including supply of natural gas. The Company now anticipates the Project permitting to commence in the first half of 2012.

Donlin Gold, if put into production in accordance with the Study, would be among the world’s most significant low-operating-cost and long-lived gold mines, averaging 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of $409 per ounce, which is expected to accelerate the Project payback, and an average of 1.1 million ounces of gold per year at average cash cost of $585 per ounce over its projected 27-year mine life.

The Project provides significant leverage to gold price. Using the base case – which is a three-year trailing average of gold at $1,200 per ounce – Donlin Gold’s after-tax Net Present Value (“NPV”), using a five-percent discount rate, is $547 million. However, the NPV increases to $4.6 billion at $1,700-per-ounce gold, $6.7 billion at $2,000-per-ounce gold and at $2,500-per-ounce gold it increases to $10.2 billion.

Exceptional Exploration Potential

The Project retains significant exploration potential. The mineral reserves are based on measured and indicated mineral resources. The inferred mineral resource containing an estimated 6.0 million ounces of gold within the resource pit shell is treated as waste but is available for conversion to a higher confidence category during mining and represents upside potential to the Project economics.

There is also moderate-to-high potential for the known gold zones to extend outside the pit shell. Many of these targets are close to the pit floor in areas that could be mined without significantly increasing the strip ratio or enlarging the pit footprint. Good potential exists for discovery of significant deposits outside the current mine footprint. Several drilled prospects and other exploration targets along the 6-kilometer trend north of the resource area remain under-explored. The future impact on the Donlin Gold Project of these exploration targets depends on the location, geological complexity and capital cost. One of the larger exploration targets, named Dome, may support a stand-alone operation.

New Leadership in Place to Advance NovaGold and Donlin Gold

As disclosed in the press release dated November 16, 2011, Gregory Lang has accepted the position of President and Chief Executive Officer of NovaGold and assumed that role effective January 9, 2012. Prior to joining NovaGold, he was President of Barrick Gold of North America,

Barrick Gold’s wholly-owned subsidiary. In that capacity, Mr. Lang had executive responsibility for Barrick Gold’s nine operations in North America, including the Donlin Gold Project. Mr. Lang is a proven mine builder with intimate knowledge of Donlin Gold and is well-equipped to move Donlin Gold forward through permitting, and toward construction and production.

Mineral Reserve and Resource Estimates

The Study estimates Proven and Probable Mineral Reserves for the Donlin Gold project shown below.

Donlin Gold Mineral Reserve Estimate

Reserve Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Proven	7,683	2.32	573
Probable	497,128	2.08	33,276
Total Proven & Probable	504,811	2.09	33,849

(1)

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of $975/oz; reference mining cost of $1.67/t incremented $0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of $2.14/t); variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each $/t processed; general and administrative cost of $2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of $1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º.

(2)

Mineral Reserves are reported using an optimized Net Sales Return (“NSR”) cutoff of $0.001/t milled based on the following equation: NSR = Au grade * Recovery * ($975/oz of Au – (1.78 + (($975/oz of Au – 1.78) * 0.045))) - (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in $/tonne. Assuming an average recovery of 89.54% and an average S% grade of 1.07%, the marginal gold cutoff grade would be approximately 0.57 g/t, or the gold grade that would equate to a $0.001 NSR cutoff at these same values.

(3)	The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)

Mineral reserves are reported on a 100% basis. NovaGold and Barrick each own 50% of the Donlin Gold project. Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces.

Mineral Reserves have been estimated using a long-term gold price assumption of $975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated and Inferred blocks assuming a gold selling price of $1,200/oz and are inclusive of reserves.

Donlin Gold Measured and Indicated Resource (Inclusive of Reserves)
and Inferred Mineral Resource Estimate

Resource Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Measured	7,731	2.52	626
Indicated	533,607	2.24	38,380
Total Measured + Indicated	541,337	2.24	39,007
Inferred	92,216	2.02	5,993

(1)

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that the portion of the Mineral Resources that have not been converted to Mineral Reserves will be able to be converted in the future. See “Cautionary Note Regarding Reserve and Resource Estimates”.

(2)

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of $1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of $2.29/t; refining, freight & marketing (selling costs) of $1.85/oz recovered; stockpile rehandle costs of $0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% – (Au price – selling cost).
(3)

Mineral resources have been estimated using a constant Net Sales Return (“NSR”) cut-off of $0.001/t milled. The NSR was calculated using the formula: NSR = Au grade * Recovery * ($1200/oz of Au – (1.85 + (($1200/oz of Au – 1.85) * 0.045))) – (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in $/tonne, Assuming an average recovery of 89.54% and an average S% grade of 1.07%, the marginal gold cutoff grade would be approximately 0.46 g/t, or the gold grade that would equate to a $0.001 NSR cutoff at these same values.

(4)

Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces.

Feasibility Project Management and Contributions

The Feasibility Study was compiled by AMEC. The independent Technical Report and mineral resource/reserve estimates have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for preparation of the independent technical report, and have verified that the data from their technical report is fairly and accurately disclosed in this news release.

Scientific and technical information not directly summarized from the contents of the technical report was reviewed and approved by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Report. To fully understand the summary information set out above, the Donlin Gold Technical Report should be read in its entirety

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Contact

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

Ariadna Peretz
Investor Relations
ariadna.peretz@novagold.net

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Corporation for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term 9 “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the

SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.